                                  Prospectus Supplement filed under Rule 424(b)3 in connection with Registration No. 333-90729

               PROSPECTUS SUPPLEMENT NO. 1 DATED April 20, 2000
                    (To Prospectus Dated January 27, 2000)

                          MedCare Technologies, Inc.


        1,507,975 shares of common stock, par value $.001 per share (Supplement to the 1,054,085 shares originally set forth in the Prospectus, of which 250,255 shares already have been sold under the Prospectus and are not included in the 1,507,975 shares shown as being offered by this Prospectus Supplement)

        This Prospectus Supplement supplements information contained in the Prospectus, dated January 27, 2000, as amended or supplemented (the "Prospectus") relating to the offer and sale by certain selling security holders of up to 1,054,085 shares of common stock of MedCare Technologies, Inc. Of the 1,054,085 shares originally set forth in the Prospectus, 250,255 shares already have been sold under the Prospectus and are not included in the 1,507,975 shares listed as being offered by this Prospectus Supplement. The 1,507,975 shares shown as being offered by this Prospectus Supplement includes 803,830 shares which were included in the original Prospectus but which have not yet been sold under the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. The information set forth in this Prospectus Supplement amends, supplements and supersedes the relevant information on the cover page and the Selling Stockholders section of the Prospectus.

                             SELLING STOCKHOLDERS

        We will issue the shares to the selling stockholders (1) upon conversion of the Series B preferred stock or (2) upon exercise of the warrants, both of which we issued pursuant to the securities purchase agreement. We are registering the shares in order to permit the selling stockholders to offer these shares for resale from time to time. Except for the ownership of the Series B preferred stock, the warrants and the common stock underlying the Series B preferred stock and warrants, the selling stockholders have not had any material relationship with us within the past three years.

        The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by each of the selling stockholders.

        The second column lists, for each selling stockholder, the number of shares of common stock which would have been issuable to the selling stockholder on April 19, 2000 upon conversion of all of the Series B preferred stock outstanding on April 19, 2000 and exercise of the warrants which vest within 60 days of April 19, 2000. This number includes shares of common stock that were payable as dividends on the outstanding Series B preferred stock as of April 19, 2000. This number does not include any unvested warrants. We determined this number without regard to the 4.99% limit on beneficial ownership, discussed below. Our calculations of the number of shares of common stock into which the selling stockholders may convert the Series B preferred stock or exercise the warrants in the second column assumes a conversion price for the Series B preferred stock of $1.0625. Because the conversion of the Series B preferred stock is based on a formula that is dependent upon the market price of our common stock, the numbers listed in the second column may fluctuate from time to time.

        The third column lists each selling stockholder's pro rata portion, based on its ownership of Series B preferred stock, of the 1,507,975 shares of common stock we are offering through this prospectus. This number includes shares issuable upon exercise of both the vested and unvested warrants. This number does not include any shares of common stock which the selling stockholders have previously sold pursuant to the prospectus.

        The fourth column assumes the sale of all of the shares offered by each selling stockholder.
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       Under the Certificate of Designations for the Series B preferred stock, no holder can convert its shares of Series B preferred stock in excess of that number of shares which, upon giving effect to the conversion, would result in that holder and its affiliates beneficially owning more than 4.99% of the outstanding shares of our common stock. This determination excludes shares of common stock issuable upon conversion of shares of Series B preferred stock which the holder has not yet converted. We do not account for this limitation in the table below. We obtained the information provided in the table below from the selling stockholders. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

        We previously registered 1,600,000 shares of common stock on Form S-3 (file number 333-81219), filed with the SEC on June 21, 1999 and declared effective on July 9, 1999. As of January 25, 2000 the selling stockholders have sold 1,589,042 of the 1,600,000 shares registered. Due to a decrease in the market price of the common stock, the registration rights agreement requires us to register an additional 4,679,562 shares of common stock of which, as of April 19, 2000, 250,255 shares had been sold pursuant to the prospectus. In accordance with Rule 429 of Regulation C of the Securities Act of 1933, we are presenting a combined prospectus.


                                                             Shares of Common          Shares of
                                        Preferred Shares    Stock Beneficially       Common Stock              Common
                                          Owned Prior            Owned on          Offered Pursuant         Shares Owned
         Name                             to Offering         April 19, 2000      to this Prospectus       After Offering
         ----                           ----------------    ------------------    ------------------       --------------
HFTP Investment L.L.C. (1)                     48                 528,392                537,992                 0

Leonardo, L.P. (2)                             49                 518,524                528,324                 0

GAM Arbitrage Investments, Inc. (2)             7                  73,932                 75,332                 0

AG Super Fund International Partners
L.P. (2)                                        7                  73,932                 75,332                 0

Raphael, L.P. (2)                               9                  95,198                 96,998                 0

Ramius Fund, Ltd. (3)                          18                 190,397                193,997                 0
                                              ---               ---------              ---------                 -

    TOTAL                                     138               1,480,375              1,507,975                 0


        (1) Promethean Investment Group, LLC, a New York limited liability company, serves as investment advisor to HFTP Investment, L.L.C. and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP. The shares of common stock shown as beneficially owned on April 19, 2000 include 51,600 shares of Common Stock issuable upon exercise of the warrants that were vested as of April 19, 2000. The remaining 9,600 warrants do not vest within 60 days of April 19, 2000.

        (2) Angelo, Gordon & Co., L.P. is a general partner of AG Super Fund International Partners, L.P., Leonardo, L.P. and Raphael, L.P., and is the investment advisor of GAM Arbitrage Investment, Inc. and consequently has voting control and investment discretion over securities held by the entities controlled by Angelo Gordon. The ownership information for each of the Angelo Gordon entities does not include the ownership information for the other Angelo Gordon entities. Angelo Gordon and each of the entities controlled by it disclaim beneficial ownership of the shares held by the other Angelo Gordon entities. Mr. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Mr. Michael L. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of A.G. Partners, L.P., the sole general partner of Angelo Gordon. As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by Angelo Gordon. The shares of common stock shown as beneficially owned on April 19, 2000 include 46,400 shares of common stock issuable upon exercise of the warrants that were vested as of April 19, 2000. The remaining 14,400 warrants do not vest within 60 days of April 19, 2000.

        (3) AG Ramius Partners, LLC is the investment advisor to Ramius Fund, Ltd., and consequently has voting control and investment discretion over securities held by Ramius Fund. AG Ramius disclaims beneficial ownership of the shares held by Ramius Fund. Mr. John M. Angelo and Mr. Michael Gordon are sole general partners of AG Partners, L.P., the sole general partner of Angelo Gordon (which is the investment managing member of AG Ramius). As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by AG Ramius. The shares of common stock shown as beneficially owned on April 19, 2000 include 11,600 shares of common stock issuable upon exercise of the warrants that were vested as of April 19, 2000. The remaining 3,600 warrants do not vest within 60 days of April 19, 2000.

              This Prospectus Supplement is dated April 20, 2000